SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.          )*
CORNING INCORPORATED
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219350 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.	219350 10 5	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Wisconsin

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		110,764,675

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		110,764,675

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	110,764,675

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	219350 10 5	13G	Page	3	of	6 Pages
Item 1
(a)	Name of Issuer: Corning Incorporated

(b)	Address of Issuer’s Principal Executive Offices: One Riverfront Plaza, Corning, NY 14831
Item 2
(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 219350 10 5

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☑ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP No.	219350 10 5	13G	Page	4	of	6 Pages
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K)
     If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4 Ownership
     (a) Amount Beneficially Owned: 110,764,675 shares. Of such amount, 105,811,818 shares (including 105,288,618 shares which may be acquired by conversion of 870,000 shares of Preferred Stock) are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: (i) 22,700 shares are owned by the Asset Allocation Portfolio, 200,500 shares are owned by the Growth Stock Portfolio, 134,600 shares are owned by the Large Cap Core Portfolio, 200,400 shares are owned by the Balanced Portfolio, 238,000 shares are owned by the Index 500 Stock Portfolio, and 321,715 shares are owned by the Janus Capital Appreciation Portfolio of Northwestern Mutual Series Fund, Inc. (“Series Fund”), an affiliate of Northwestern Mutual and a registered investment company; (ii) 3,814,142 shares (including 3,630,642 shares which may be acquired by conversion of 30,000 shares of Preferred Stock) are owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”); (iii) 13,300 shares are owned by Northwestern Long Term Care Insurance Company (“Long Term Care”), a wholly owned subsidiary of Northwestern Mutual; and (iv) 7,500 shares are owned by Northwestern Mutual Life Foundation, Inc. (the “Foundation”), the charitable arm of Northwestern Mutual.

CUSIP No.	219350 10 5	13G	Page	5	of	6 Pages
Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, GASA, Series Fund, Long Term Care and the Foundation, and it shares voting and investment power with respect to all of the aforementioned holdings other than the Preferred Stock holdings. Mason Street Advisors, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.
Northwestern Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual and GASA and it shares voting and investment power with respect to the aforementioned holdings of Preferred Stock. Northwestern Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.
(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 110,764,675

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 110,764,675
Item 5 Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

CUSIP No.	219350 10 5	13G	Page	6	of	6 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A
Item 9 Notice of Dissolution of Group: N/A
Item 10 Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 3, 2009

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Raymond J. Manista
Raymond J. Manista
General Counsel and Secretary